Trikem S.A.
Valuation report of the book value of
shareholders' equity as of October 31, 2003, for merger purposes


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Valuation report of the book value of Shareholders' equity as of October 31,
2003 for incorporation purposes

Trikem S.A.

PricewaterhouseCoopers Auditores Independentes, a partnership organized in the city of Sao Paulo, at Av. Francisco Matarazzo, 1400, from the 7th through the 11th and from the 13th through the 20th Floors, Torino Tower, and with branch in the city of Salvador, at Rua Miguel Calmon No. 555, 9th Floor, also registered with the Regional Accounting Board in the State of Bahia under No. CRC 2SP000160/O-5 "F" BA and the Legal Entities' Taxpayers Registry of the Ministry of Finance under No. 61 562 112/0004-73, with its bylaws filed at the 4th Notary Public's Office of Deeds and Documents of Sao Paulo, SP, on September 17, 1956, and subsequent amendments filed with the 2nd Notary Public's Office of Deeds and Documents of Sao Paulo, SP, the latest thereof recorded on microfilm under No. 74,130, on August 15, 2003, represented by its undersigned partner, Mr. Marco Aurelio de Castro e Melo, Brazilian, married, accountant, holder of the Identity Card RG No. 16 951 877-SSP/SP, enrolled in the CPF under No. 078 020 188-46 and in the Regional Accounting Board in the State of Bahia under No. CRC 1SP153070/O-3 "S" BA, domiciled in the city of Salvador, Rua Miguel Calmon No. 555, 9th Floor, appointed as an expert by Trikem S.A., to prepare the valuation of the book value of its Shareholders' Equity as of October 31, 2003, under the terms of Article 8 of the Corporate Law (Brazilian Law No. 6.404/76), to be merged into Braskem S.A., submits below the results of its work.

The above-mentioned valuation of the book value of Shareholders' Equity was carried out in connection with an audit review of the Balance Sheet as of October 31, 2003, prepared under the responsibility of the company's management, for the specific purpose of merging this shareholders' equity into Braskem S.A.

Our examinations were conducted in accordance with the auditing rules applicable in Brazil, which require that the examinations be made for the purpose of confirming the proper presentation of the financial statements in all material respects. Therefore, our examinations included, among other procedures: (a) the planning of the work, considering the relevance of the account balances, the volume of transactions and the internal control and accounting systems of the companies; (b) the ascertainment, based on testing, of the evidence and records supporting the values and accounting information disclosed; and (c) the evaluation of the most representative accounting practices and estimates adopted by the companies' management.

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Trikem S.A.

Based on the work performed, we concluded that the value of the assets, rights and obligations that make up the book value of the Shareholders' Equity of Trikem S.A., in accordance with the Balance Sheet as of October 31, 2003, as reflected in the attachment hereto, is R$656,040,044.29 (six hundred and fifty-six million, forty thousand, forty-four reais and twenty-nine cents), and is recorded in the accounting books in accordance with the accounting principles adopted in Brazil.

Pursuant to the terms of Instruction CVM No. 319 of December 3, 1999, we inform you that:

(a) in accordance with the professional rules established by the Federal Accounting Board - CFC through Resolution No. 821/97, to the best of our knowledge there is no direct or indirect conflict of interest, nor any circumstance representing a conflict of interest with respect to the work described above; and

(b) to the best of our knowledge, there was no action by the controller or the management of the Company aimed at directing, restricting, hampering or performing any actions that have, or might have jeopardized the access, use or understanding of information, goods, documents or working methodologies relevant to the quality of this report.

     Salvador, December 5, 2003



     PricewaterhouseCoopers
     Auditores Independentes
     CRC 2SP000160/O-5 "F" BA


     Marco Aurelio de Castro e Melo
     Accountant CRC 1SP153070/O-3 "S" BA

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Exhibit of the Valuation Report of Shareholders' Equity, dated December 5, 2003

Trikem S.A.

Summary of Balance Sheet as of October 31, 2003

In reais

Assets

Current assets                                               400,907,548.58
                                                    ------------------------

Long term receivables                                      1,024,708,328.00
                                                    ------------------------

Permanent assets                                           1,184,889,567.42
                                                    ------------------------

                                                           2,610,505,444.00
                                                    ========================

Liabilities

Current liabilities                                          594,202,013.33
                                                    ------------------------

Long term liabilities                                      1,360,263,386.38
                                                    ------------------------

Book value of the Shareholders' Equity:
    Capital stock                                            809,085,036.26
                                                    ------------------------
    Capital reserves                                          99,595,740.93
                                                    ------------------------
    Revenue reserves                                                      -
    Accumulated deficit                                    (252,640,732.90)
                                                    ------------------------

                                                             656,040,044.29
                                                    ------------------------

                                                           2,610,505,444.00
                                                    ========================


This attachment is an integral, non-severable, part of the valuation report of the book value of shareholders' equity of Trikem S.A. issued by PricewaterhouseCoopers, dated December 5, 2003.